Tuscan Holdings Corp. II

135 E. 57th St. , 17th Floor

New York, NY 10022

                                                 July 9, 2019

VIA EDGAR

Ms. Kim McManus

Senior Attorney

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tuscan Holdings Corp. II
Registration Statement on Form S-1
File No. 333-232205

Dear Ms. McManus:

Tuscan Holdings Corp. II (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m., Thursday, July 11, 2019, or as soon thereafter as practicable.

Very truly yours,

TUSCAN HOLDINGS CORP. II

By: /s/ Stephen A. Vogel

Name: Stephen A. Vogel

Title: Chief Executive Officer